Exhibit 1

12 March 2019
British American Tobacco p.l.c.

Imperial Tobacco Canada Ltd. files for CCAA

An opportunity to settle all outstanding Canadian tobacco litigation

British American Tobacco p.l.c. has today been informed by its Canadian subsidiary, Imperial Tobacco Canada Ltd (ITCAN), that ITCAN has obtained an Initial Order from the Ontario Superior Court of Justice granting it protection under the Companies’ Creditors Arrangement Act (“CCAA”). This has the effect of staying all current tobacco litigation in Canada against ITCAN and other Group companies.

ITCAN’s decision to file for protection under the CCAA follows the Quebec Court of Appeal judgment holding the industry jointly and severally liable for a maximum of CAD$13.6 billion, and the recent decision by one of the other Canadian tobacco companies, JTI-Macdonald, to seek, and subsequently obtain, CCAA protection. If ITCAN had not also obtained court protection, it could have been required to pay for all or part of JTI-Macdonald’s share of the Quebec judgment, in addition to its own.

In addition, across Canada, other tobacco plaintiffs and provincial governments are collectively seeking significant damages which substantially exceed ITCAN’s total assets. In seeking protection under the CCAA, ITCAN will look to resolve not only the Quebec case but also all other tobacco litigation in Canada under an efficient and court supervised process, while continuing to trade in the normal course.

It will remain business as usual for ITCAN, its employees, customers and suppliers and during the CCAA process, ITCAN’s management will continue to focus on growing its current cigarette and potentially reduced risk products business.

The Group will continue to consolidate the results of ITCAN, in line with IFRS 10 “Consolidated Financial Statements”, and ITCAN’s CCAA filing will not negatively affect the Group’s adjusted net debt to adjusted EBITDA ratio.

The £2.3 billion of goodwill relating to ITCAN on the Group’s balance sheet at 31 December 2018 will continue to be reviewed on a regular basis. Any future impairment charge would result in a non-cash charge to the income statement that will be treated as an adjusting item.

Since 2014 the Group has received no dividends from ITCAN and expects that this situation will continue whilst ITCAN remains under CCAA protection.  Notwithstanding this, there will be no impact on the BAT Group’s dividend payments or policy.

A British American Tobacco spokesperson said:
“Imperial Tobacco Canada has informed us that it disagrees with the Court’s judgment. However, we understand that CCAA protection will provide Imperial Tobacco Canada an opportunity to settle all of its outstanding tobacco litigation under an efficient and court supervised process whilst continuing to run its business in the normal course.”

Quebec Class Action Update

Following the upholding of the Quebec Superior Court’s judgment on 1 March 2019, ITCAN’s share of the judgment is a maximum of approximately CAD$9.2 billion.  Following the first instance judgment, ITCAN made an initial deposit of CAD$758 million into escrow. As announced on 5 March 2019, an amount of approximately £436 million (CAD$758 million) will be charged to the Group’s consolidated income statement in 2019 in respect of this sum and treated as an adjusting item.

ITCAN continues to disagree with the judgments of the Quebec Court of Appeal and the Quebec Superior Court.  Canadian consumers and governments have been aware of the health risks associated with smoking for decades, and ITCAN has always operated and sold its legal products within a regulatory framework prescribed by successive governments.

Notes to Editors

CCAA is the Companies’ Creditors Arrangement Act, and it refers to the Canadian Federal Act that allows corporations the opportunity to restructure their affairs. An organisation that files for court protection under CCAA continues to operate and maintain business that is “in the ordinary course” or business as usual.

About British American Tobacco

British American Tobacco (BAT) is one of the world’s leading, multi-category consumer goods companies, providing tobacco and nicotine products to millions of consumers around the world. It employs over 55,000 people, with market leadership in over 55 countries and factories in 48. Its Strategic Portfolio is made up of its global cigarette brands and a growing range of potentially reduced-risk products. These include vapour, tobacco heating products, and modern oral products as well as traditional oral products such as snus and moist snuff. In 2018, the Group generated revenue of £24.5 billion and profit from operations of £9.3 billion.

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Forward looking statements

This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this announcement. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to develop, commercialise and roll-out Potentially Reduced-Risk Products; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the Group undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 15 March 2018 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.